UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

BANCOLOMBIA S.A. ANNOUNCES THE PUBLIC OFFER OF ORDINARY NOTES
Medellin, Colombia, July 8, 2009
Today, Bancolombia S.A. (“Bancolombia”) announced the local public offering of tranche 3 of Bonos Ordinarios Bancolombia (the “Bancolombia Ordinary Notes”). This issuance and offering is the third of multiple and successive issuances of global Bancolombia Ordinary Notes which are limited to an aggregate principal amount of one trillion five hundred billion Colombian pesos (Ps. 1,500,000,000,000) (the “Third Offering”).
In the Third Offering, Bancolombia will issue and offer three hundred fifty thousand (350.000) Bancolombia Ordinary Notes with an aggregate principal amount of three hundred fifty billion Colombian pesos (Ps. 350.000.000.000) (approximately US$ 167 million)*. Bancolombia may choose to increase the aggregate principal amount of the offering of Ordinary Notes by one hundred fifty billion Colombian pesos (Ps. 150.000.000.000) (approximately US$ 72 million)*, for a total amount of five hundred billion Colombian pesos (Ps. $500.000.000.000) (approximately US$ 239 million).
Duff & Phelps de Colombia S.A. rated the Second Offering as AAA.

* Representative Market Rate: July 8, 2009 Ps. 2,090.35 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 8, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance